UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     June 11, 2012

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)

Securities Code 8316

June 11, 2012

To Those Shareholders with Voting Rights

Koichi Miyata

President

Sumitomo Mitsui Financial Group, Inc.

1-2, Marunouchi 1-chome, Chiyoda-ku,

Tokyo, Japan

NOTICE OF CONVOCATION OF

THE 10th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 10th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”), which will be held on Thursday, June 28, 2012, at 10:00 a.m. at the Head Office of the Company (Sumitomo Mitsui Banking Corporation Head Office Building) at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo.

If you are unable to attend the meeting, you can exercise your voting rights by mail or via the Internet. Please review the “Reference Documents for the General Meeting of Shareholders” and exercise your voting rights by following the instructions on the next page.

Agenda of the Meeting:

Matters to be reported:	1.

Business Report, Consolidated Financial Statements for the 10th Fiscal Year (from April 1, 2011 to March 31, 2012) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors

	2.	Non-Consolidated Financial Statements for the 10th Fiscal Year (from April 1, 2011 to March 31, 2012)
Proposals to be resolved:
Proposal No. 1:	Appropriation of Surplus
Proposal No. 2:	Election of Three Directors
Proposal No. 3:	Election of Two Corporate Auditors

The Business Report, Consolidated Financial Statements, Non-Consolidated Financial Statements, Copies of the Accounting Auditor’s reports, and Copy of the Board of Corporate Auditors’ report to be provided to shareholders upon notice of the Ordinary General Meeting of Shareholders are as stated in the attached “Business Report for the 10th Fiscal Year.”

The notes to the Consolidated Financial Statements and the Non-Consolidated Financial Statements are disclosed on the Company’s website on the Internet (http://www.smfg.co.jp) in accordance with laws, regulations, and Article 25 of the Articles of Incorporation, and are therefore not included in “Business Report for the 10th Fiscal Year.”

The Consolidated Financial Statements and the Non-Consolidated Financial Statements contained in “Business Report for the 10th Fiscal Year” are part of the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Accounting Auditor for the purpose of the Independent Auditors’ Report, as well as audit by Corporate Auditors for the purpose of the Audit Report, respectively.

For those attending, please present the enclosed Attendance Sheet at the reception desk without detaching the Voting Rights Exercise Form on arrival at the meeting.

If the Reference Documents for the General Meeting of Shareholders, Business Report, Consolidated Financial Statements, and Non-Consolidated Financial Statements are amended, the amended items will be announced on the Company’s website on the Internet (http://www.smfg.co.jp).

[Guidance on the Exercise of Voting Rights by Mail or via the Internet]

1. Exercise of Voting Rights by Mail

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and then send it back so that it will be delivered to our share register agent no later than 5:10 p.m. on Wednesday, June 27, 2012.

Please use the enclosed registration security sticker.

2. Exercise of Voting Rights via the Internet

(1)

Please access the voting website (http://www.webdk.net) via a PC or a mobile phone, etc., using the login ID and temporary password printed on the enclosed Voting Rights Exercise Form. Please indicate your approval or disapproval for each proposal no later than 5:10 p.m. on Wednesday, June 27, 2012, following the instructions on the screen.

If you are voting via a mobile phone, depending on the type of the mobile phone, the voting website may not be able to ensure the security of your data transmission. For further information, please call the phone number below.

(2)	If you vote more than once via the Internet, we will only accept the last vote as valid.
(3)	If you vote both by mail and via the Internet, we will only accept the vote submitted via the Internet as valid.
(4)	Any access fee to internet service providers, communications fee to communications carriers and other fees for the usage of the website for voting shall be borne by shareholders.

Inquiries regarding Exercise of Voting Rights via the Internet:

Sumitomo Mitsui Trust Bank, Limited

Stock Transfer Agency Business Planning Department

Phone: 0120-186-417 (toll free within Japan)

Hours: 9:00 a.m. to 9:00 p.m. (Japan time)

NOTE: The above voting website is available in Japanese only.

[The Electronic Voting Platform for Institutional Investors]

The Electronic Voting Platform for Institutional Investors operated by ICJ, Inc., is available for institutional investors that have applied in advance to use the platform.

Reference Documents for the General Meeting of Shareholders

Proposals, Reasons and References

Proposal No. 1:    Appropriation of Surplus

In terms of a comprehensive view of the business results for the fiscal year, as it is necessary to continuously consider the accumulation of internal reserves of total Group companies based on the economic and financial climates forecasted for the future, we propose the distribution of a dividend at the end of the fiscal year as described below.

It should be noted that we do not propose any other appropriation of surplus.

(1) Type of dividend property

  Cash

(2) Matters related to the allocation of dividend property and the total amount to be distributed

Common stock	¥50 per share	Total ¥68,230,705,300

As we have already paid an interim dividend of ¥50 per common stock, the annual dividend will be ¥100 per share, the same amount as in the previous fiscal year.

(3) Effective date of distribution of surplus

  June 28, 2012

Proposal No. 2:    Election of Three Directors

Mr. Kazuya Jono has already resigned from his post as a Director, and the terms of office of two Directors, Messrs. Koichi Miyata and Yoshinori Yokoyama, will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following three Directors is proposed.

The candidates for Directors are as follows.

No.	Name (Date of birth)	Career summary, position, responsibility and significant concurrent positions		Type and number of shares of the Company held
1	Koichi Miyata (November 16, 1953)	April 1976	Joined Mitsui Bank	7,100 (Common stock)
		June 2003	Executive Officer of Sumitomo Mitsui Banking Corporation (“SMBC”)
		October 2006	Managing Executive Officer of SMBC
		April 2009	Director and Senior Managing Executive Officer of SMBC
		April 2010	Senior Managing Executive Officer of the Company
		June 2010	Director of the Company
		April 2011	Director and President of the Company (to present)
Director of SMBC (to present)
Significant concurrent positions:
Director of SMBC
2	Nobuaki Kurumatani (December 23, 1957)	April 1980	Joined Mitsui Bank	6,100 (Common stock)
		April 2007	General Manager of Corporate Planning Department of the Company
Executive Officer of SMBC
		January 2010	Managing Executive Officer of SMBC, commissioned as General Manager of Corporate Planning Department
		April 2010	Managing Executive Officer of SMBC (to present)
		April 2012	Managing Executive Officer of the Company (to present)
Responsibility:
Officer in charge of Audit Department
Significant concurrent positions:
Managing Executive Officer of SMBC
3	Yoshinori Yokoyama (September 16, 1942)	April 1966	Joined MAYEKAWA ASSOCIATES, ARCHITECTS & ENGINEERS	0 (Common stock)
		September 1973	Joined Davis Brody & Associates
		September 1975	Joined McKinsey & Company, Inc.
		July 1987	Director (Senior Partner) of McKinsey & Company, Inc.
		June 2002	Retired from McKinsey & Company, Inc.
		June 2002	Director of ORIX Corporation (to present)
		April 2003	Corporate Auditor of Industrial Revitalization Corporation of Japan
		June 2006	Director of the Company (to present)
Director of SMBC (to present)
Significant concurrent positions:
Director of SMBC
Director of ORIX Corporation

Notes: 1.	Mr. Yoshinori Yokoyama is a candidate for Outside Director.
(1)

Mr. Yoshinori Yokoyama has in-depth knowledge of corporate management. We have therefore determined judged that he would be appropriate as an Outside Director of the Company, and propose that he be elected.

	(2)	Mr. Yoshinori Yokoyama has served as a Director of the Company for a period of five years and eleven months since June 2006.

(3)

The Company entered an agreement with Mr. Yoshinori Yokoyama pursuant to Paragraph 1 of Article 427 of the Companies Act to limit the liabilities under Paragraph 1 of Article 423 of said Act. The maximum amount of the liability for damages under this liability limitation agreement is the higher of ¥10 million or the minimum amount of the liability for damages stipulated in Paragraph 1 of Article 427 of the Companies Act.

	(4)	The Company has designated Mr. Yoshinori Yokoyama as Independent Director in accordance with the requirement set out by the financial instruments exchanges in Japan such as Tokyo Stock Exchange Inc.
2.	Mr. Yoshinori Yokoyama is scheduled to retire as a Director of ORIX Corporation as of June 25, 2012.

Proposal No. 3:    Election of Two Corporate Auditors

The terms of office of Corporate Auditors Messrs. Yoji Yamaguchi and Hiroshi Araki will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following two Corporate Auditors is proposed.

The candidates for Corporate Auditors are as follows.

It should be noted that the Board of Corporate Auditors has already given its consent to these candidates.

No.	Name (Date of birth)	Career summary, position and significant concurrent positions		Type and number of shares of the Company held
1	Yoji Yamaguchi (June 14, 1955)	April 1978	Joined Mitsui Bank	2,700 (Common stock)
		April 2006	Co-General Manager of General Affairs Department of the Company
General Manager of Administrative Department of SMBC
		April 2008	Senior Manager of Head Office of SMBC
		June 2008	Standing Corporate Auditor of the Company (to present)
2	Rokuro Tsuruta (June 16, 1943)	April 1970	Appointed as a Prosecutor at Tokyo District Public Prosecutors Office	0 (Common stock)

		April 2005	Superintending Prosecutor of Nagoya High Public Prosecutors Office
		June 2006	Retired from his position as Prosecutor
		July 2006	Registered as an attorney at law (to present)
		October 2006	Professor at Chiba University Law School
		September 2008	Retired from his position as Professor at Chiba University Law School
		April 2009	Professor at Surugadai University Law School
		March 2012	Retired from his position as Professor at Surugadai
University Law School
Significant concurrent positions:
Director of TPR CO., LTD.
Corporate Auditor of J. FRONT RETAILING Co., Ltd.
Corporate Auditor of Mitsubishi Chemical Holdings Corporation

Notes:	Mr. Rokuro Tsuruta is a candidate for Outside Corporate Auditor.
1.

Mr. Rokuro Tsuruta has in-depth knowledge of the legal field and corporate management. We have therefore determined that he would be appropriate as an Outside Corporate Auditor of the Company and would be capable of properly performing the responsibilities as Outside Corporate Auditor, and propose that he be elected.

2.

If this proposal is approved and resolved, the Company will enter an agreement with Mr. Rokuro Tsuruta pursuant to Paragraph 1 of Article 427 of the Companies Act to limit the liabilities under Paragraph 1 of Article 423 of said Act. The maximum amount of the liability for damages under this liability limitation agreement is the higher of ¥10 million or the minimum amount of the liability for damages stipulated in Paragraph 1 of Article 427 of the Companies Act.

	3.	The Company intends to designate Mr. Rokuro Tsuruta as Independent Auditor in accordance with the requirement set out by the financial instruments exchanges in Japan such as Tokyo Stock Exchange Inc.